UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2010.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 0-25837

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEIDRICK & STRUGGLES INTERNATIONAL, INC.

233 South Wacker Drive, Suite 4200, Chicago, Illinois 60606-6303

(312) 496-1200

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator and the Investment Committee

Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, Schedule H, Line 4a—Schedule of Delinquent Participant Contributions for the year ended December 31, 2010 and Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois

June 17, 2011

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010 and 2009

	2010	2009
Assets:
Investments at fair value:
Mutual funds	$84,515,087	$77,541,634
Fully Benefit-Responsive Investment Contracts	27,434,053	26,399,781
Heidrick & Struggles International, Inc. Stock Fund	137,122	8,379,712

Total Investments	112,086,262	112,321,127
Receivables:
Notes receivable from participants	593,634	538,562

Net assets reflecting investments at fair value	112,679,896	112,859,689

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(1,080,301)	(570,715)

Net assets available for benefits	$111,599,595	$112,288,974

The accompanying notes to financial statements are an integral part of these statements.

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2010

2010
Additions to net assets attributed to:
Interest and dividend income from investments	$3,319,694
Net realized loss on sale of investments	(214,528)
Net unrealized appreciation in fair value of investments	6,043,493
Interest on notes receivable from participants	27,391

Total income	9,176,050

Contributions:
Participants	5,300,351
Company	1,825,734
Rollovers	577,101

Total contributions	7,703,186

Total additions	16,879,236

Deductions from net assets attributed to:
Benefits paid to participants	17,562,407
Administrative expenses	6,208

Total deductions	17,568,615

Net decrease	(689,379)
Net assets available for benefits:
Beginning of year	112,288,974

End of year	$111,599,595

The accompanying notes to financial statements are an integral part of these statements.

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following description of the Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan was established on January 1, 1989, as the result of the merger of the Heidrick & Struggles 401(k) Profit Sharing Plan and the Heidrick & Struggles, Inc. Pension Plan. The plan sponsor is Heidrick & Struggles, Inc. (the Company), a wholly owned subsidiary of Heidrick & Struggles International, Inc. (HSII). The Plan is a defined contribution plan established for the benefit of the Company’s eligible employees.

The Plan provides for elective contributions on the part of the participating employees and for employer matching and discretionary contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and provisions of the Internal Revenue Code of 1986 (IRC), as amended, as it pertains to plans intended to qualify under Section 401(a) of the IRC.

Vanguard Fiduciary Trust Company (VFTC) is the trustee of the Plan under a contractual agreement with the Company. VFTC maintains all records and assets of the Plan and assumes responsibility for the proper allocation of income among all participants’ accounts in the Plan. The Plan is administered by the Company’s 401(k) Profit Sharing and Retirement Plan Administrative Committee (the Committee), which is delegated its authority from the HSII Global Retirement Plans Committee, a subcommittee of the board of HSII.

Contributions

Eligible employees may immediately upon their employment contribute up to 50% of their eligible compensation up to the maximum allowed by the IRC. For 2010, the Company matched contributions of those participants with a minimum of one year of service on a one-for-one basis up to a maximum employer matching contribution per participant of $4,000 or 3% of a participant’s compensation as limited by the IRC (maximum matching contribution of $7,350). In 2009, the Company suspended matching contributions to the Plan. The Company’s Compensation Committee has the option of making discretionary contributions to benefit all participants with a minimum of one year of service. This discretionary amount is determined each year by the Company’s Compensation Committee. For the 2010 and 2009 plan years, the Company’s Compensation Committee elected not to make a discretionary contribution. See Note 10, Subsequent Event.

Vesting and Forfeitures

Participants are immediately vested in their voluntary contributions and earnings thereon. Participants must be employed by the Company on the last day of the plan year in order to vest in the Company’s matching contributions.

Vesting in the Company’s discretionary contributions made after the 2007 plan year and earnings thereon commences after two years of service (at least 1,000 hours per year) according to the following schedule: 20% vested after two years of service, 40% vested after three years of service, 60% vested after four years of service, 80% vested after five years of service, and 100% vested after six years of service. Nonvested portions of Company discretionary contributions are forfeited in accordance with the terms of the Plan and are used to reduce the Company’s future contribution.

At December 31, 2010 and 2009, forfeited nonvested accounts totaled $16,871 and $107,833, respectively. These amounts are held in a separate Plan account established by the Company for this purpose and will be used to reduce future employer contributions.

Participant Accounts

Separate accounts are maintained for each participant, which are credited with the participants’ contributions, the employer’s contributions, Plan earnings, loan fees, administrative expenses and distributions of participants’ benefits or withdrawals. Allocations of Plan earnings are made daily based upon the participant’s weighted average account balance for the day, as described in the Plan document. The benefit that the participant is entitled to is provided by the participant’s vested account.

Participants may direct the investment of their account balance among the various investment options offered by the Plan with the exception of the Heidrick & Struggles International, Inc. Stock Fund which is closed to new investments. See Note 10, Subsequent Event.

As of December 31, 2010 and 2009, there were 831 and 820 participants in the Plan, respectively.

Payment of Benefits

When a participant terminates his or her employment with the Company and elects to receive a distribution, the participant’s vested account may be rolled over to a qualified plan or be distributed as a lump-sum amount to the participant or to the participant’s designated beneficiary in the event of the participant’s death. If a terminated participant has prior money pension purchase monies and elects to receive a distribution, the participant’s vested account for those monies may only be (a) rolled over to a qualified plan, (b) distributed as a lump-sum amount, (c) applied toward the purchase of various types of annuities, or (d) distributed in equal monthly or annual installments over a period not to exceed the life expectancy of the participant.

Loans to Participants

Participants may borrow the lesser of $50,000 less the highest outstanding loan balance, if any, during the preceding twelve months or one-half of their vested account balance in the Plan, exclusive of the Heidrick & Struggles International, Inc. Stock Fund, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months. Loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1% with rates ranging from 4.25% to 9.25% as of December 31, 2010. Principal and interest are paid ratably through payroll deductions.

Administrative Fees

Administrative and trustee fees related to the general administration of the Plan are paid by the Plan. The Company provides certain administrative services to the Plan and pays substantially all other expenses of the Plan. Administrative and trustee fees not paid by the Company are charged to the participants’ accounts. During 2010 and 2009, fees charged to the participants’ accounts were $6,208 and $9,406, respectively, which primarily relate to the administration of the Heidrick & Struggles International, Inc. Stock Fund. These fees were only charged to those participants who were invested in the fund. See Note 10, Subsequent Event.

Plan Termination

The Company has the right under the Plan to suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts remaining after the final allocation of expenses and investment gains and losses. As a result of the Company’s restructuring initiatives during 2009, the Plan administrator determined that a partial termination of the Plan occurred during the 2009 plan year. The partial termination did not have any financial impact on the Plan since the Company suspended its matching contributions to the Plan in 2009 and all participants affected by the partial termination were 100% vested in their Plan accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis using accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Recently Adopted Financial Accounting Standards

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), which requires additional disclosure related to the three-level fair value hierarchy. Entities are required to disclose significant transfers in and out of Level 1 and Level 2 of the fair value hierarchy and to disclose separately present information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as Level 3. Neither of these new disclosures affects the Plan since there were no Level 3 assets or significant transfers between Level 1 and Level 2 during 2010. The new guidance also clarifies previous disclosure requirements by increasing the level of disaggregation to the class level for investments and by requiring more disclosures about inputs and valuation techniques for fair value measurements in Level 2 and Level 3. The Plan adopted the amendments in ASU 2010-06 effective January 1, 2010, and have prospectively included the required disclosures in Note 4, Fair Value Measurements.

In September 2010, the FASB issued Accounting Standards Update No. 2010-25, “Plan Accounting – Defined Contribution Pension Plans” (“ASU 2010-25”), which requires disclosure and measurement changes related to participant loans. For reporting purposes, participant loans shall be classified as notes receivable from participants and are no longer subject to fair value measurement disclosure requirements. In addition, notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan adopted the amendments in ASU 2010-25 effective January 1, 2010, which have been retrospectively applied throughout the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Heidrick & Struggles International, Inc. Stock Fund is valued at its year-end closing share price (comprised of year-end market price plus uninvested cash position). Other equity securities are valued at the last quoted sales price as of the close of trading at year-end; such securities not traded on the year-end date are valued at the last quoted bid price. Fixed income securities are valued using the last quoted bid price.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned, and dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties

The Plan maintains investments that are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Payments of Benefits

Benefits are recorded when paid.

3. Investments

The following table presents the investments that represent 5% or more of the Plan’s net assets at December 31, 2010:

2010
American Funds EuroPacific Growth Fund; R-4 Class	$10,174,130
PIMCO Total Return Fund; Institutional Class	12,221,789
Vanguard PRIMECAP Fund; Investor Shares	6,197,220
Vanguard Target Retirement 2035	6,036,850
Vanguard Total Stock Market Index Fund; Investor Shares	11,665,714
Vanguard Wellington Fund; Investor Shares	9,702,171
Vanguard Brokerage Option	8,098,641
Vanguard Retirement Savings Trust, at contract value	26,353,752

The following table presents the investments that represent 5% or more of the Plan’s net assets at December 31, 2009:

2009
American Funds EuroPacific Growth Fund; R-4 Class	$9,900,308
PIMCO Total Return Fund; Institutional Class	11,384,971
Vanguard PRIMECAP Fund; Investor Shares	6,351,548
Vanguard Total Stock Market Index Fund; Investor Shares	10,048,311
Vanguard Wellington Fund; Investor Shares	9,684,912
Vanguard Brokerage Option	7,474,084
Vanguard Retirement Savings Trust, at contract value	25,829,066
Heidrick & Struggles International, Inc. Stock Fund	8,379,712

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as investments held during the year) appreciated in value as follows:

Mutual funds	$6,791,266
Heidrick & Struggles International, Inc. Stock Fund	(962,301)

Total	$5,828,965

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 – Quoted prices in active markets for identical assets and liabilities.

•

Level 2 – Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009:

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year end.

Fully Benefit-Responsive Investment Contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. See Note 5, Fully Benefit-Responsive Investment Contracts.

Heidrick & Struggles International, Inc. Stock Fund: Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	Fair Value at December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds
Short-term reserves	$3,250,133	$3,250,133	$—	$—
Bond funds	15,113,675	15,113,675	—	—
Balanced funds (stocks and bonds)	27,372,395	27,372,395	—	—
Domestic stock funds	27,013,146	27,013,146	—	—
International stock funds	11,765,739	11,765,739	—	—

Total mutual funds	84,515,087	84,515,087	—	—
Fully Benefit-Responsive Investment Contracts	27,434,053	—	27,434,053	—
Heidrick & Struggles International, Inc. Stock Fund	137,122	137,122	—	—

Total assets at fair value	$112,086,262	$84,652,209	$27,434,053	$—

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Fair Value at December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds
Short-term reserves	$3,286,439	$3,286,439	$—	$—
Bond funds	13,929,817	13,929,817	—	—
Balanced funds (stocks and bonds)	22,557,285	22,557,285	—	—
Domestic stock funds	26,477,652	26,477,652	—	—
International stock funds	11,290,441	11,290,441	—	—

Total mutual funds	77,541,634	77,541,634	—	—
Fully Benefit-Responsive Investment Contracts	26,399,781	—	26,399,781	—
Heidrick & Struggles International, Inc. Stock Fund	8,379,712	8,379,712	—	—

Total assets at fair value	$112,321,127	$85,921,346	$26,399,781	$—

Significant transfers between Level 1 and Level 2 of the fair value hierarchy are recognized on a trade-date basis. For the year ended December 31, 2010, there were no significant transfers between Level 1 and Level 2.

5. Fully Benefit-Responsive Investment Contracts

The Vanguard Retirement Savings Trust (the Trust) holds certain guaranteed investment contracts and other fixed income securities (together, the Contracts) in the Trust. These Contracts are reported at estimated fair value as reported by the investment manager. The estimated fair value of the Contracts is based on current interest rates for similar investments with like maturities at December 31, 2010 and 2009. These Contracts are fully benefit-responsive, which allows participants to initiate all permitted transactions, such as withdrawals, loans or transfers to other funds within the Plan at contract value.

As described in Note 2, Summary of Significant Accounting Policies, because the Contracts are fully-benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributed to the Contracts. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan documents, (2) bankruptcy of the Plan Sponsor or other Plan Sponsor events that cause a significant withdrawal from the Plan or (3) the failure of the Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Company does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with participants is probable.

Contract issuers can terminate the Contracts and settle at other than contract value under very limited circumstances, such as a change in the qualification status of participant, employer, or plan; a breach of material obligations under the Contracts and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines. The Company does not believe it is likely that any of the fully benefit-responsive contracts will be terminated.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The interest crediting rates for the Contracts are based upon formulas agreed upon with the issuer and, depending on the type of investment, are either fixed over the life of the investment or are reset each quarter based on the performance of the underlying investment portfolio. During the year ended December 31, 2010, the average annual yield earned by the Trust was 3.36% and the average annual yield paid to participants was 3.01%. During the year ended December 31, 2009, the average annual yield earned by the Trust was 3.15% and the average annual yield paid to participants was 2.86%. Average annual yields are reported as of the Trust’s fiscal year end.

6. Party-in-Interest Transactions

Certain Plan investments include shares of mutual funds managed by The Vanguard Group, an affiliate of VFTC, who is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

As of December 31, 2010, the Plan’s Heidrick & Struggles International, Inc. Stock Fund held $404 of cash and 4,772 shares of HSII common stock with a cost of $67,495 and a current value of $136,718. This represents approximately 0.03% of HSII’s outstanding stock at December 31, 2010. During the year ended December 31, 2010, there were 269,714 shares sold or distributed to participants. There were 7,353 shares purchased during the year ended December 31, 2010, at a weighted average price of $22.87 per share, for total purchases of $168,228.

As of December 31, 2009, the Plan’s Heidrick & Struggles International, Inc. Stock Fund held $34,477 of cash and 267,133 shares of HSII common stock with a cost of $570,093 and a current value of $8,345,235. This represents approximately 1.56% of HSII’s outstanding stock at December 31, 2009. During the year ended December 31, 2009, there were no shares sold. There were, however, 6,719 shares distributed to participants during the year ended December 31, 2009. There were 5,400 shares purchased during the year ended December 31, 2009, at a weighted average price of $19.38 per share, for total purchases of $104,653.

7. Delinquent Participant Contributions

During 2009, the Company was untimely in remitting certain participant contributions in the amount of $600. Late remittances of participant contributions constitute a prohibited transaction under ERISA section 406, regardless of materiality. In July 2010, the Company remitted the delinquent participant contributions and reimbursed the Plan for lost earnings of $208. During 2010, the Company was timely in remitting all participant contributions to the Plan.

8. Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 17, 2009, that the Plan and related trust, as amended and restated effective January 1, 2009, are designed in accordance with the applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9. Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 to Schedule H of the Form 5500:

Net assets available for benefits per the financial statements	$111,599,595
Adjustment from contract value to fair value for interest in fully benefit-responsive investment contracts	1,080,301
Deemed distribution of participant loans	(14,223)

Net assets available for benefits per Schedule H of Form 5500	$112,665,673

The accompanying financial statements present the interest in a common collective trust relating to fully benefit-responsive investment contracts at contract value. The Form 5500 requires the interest in a common collective trust relating to fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for interest in a common collective trust relating to fully benefit-responsive investment contracts represents a reconciling item.

The accompanying financial statements present the total interest in participant loans including any loans that the Plan administrator has determined to be in default but not yet offset against a participant’s account. The Form 5500 requires the interest in participant loans to be reported net of any loans determined to be in default but not yet offset against a participant’s account, considered deemed distributions by the IRC. Therefore, the adjustment to reflect participant loans deemed distributed represents a reconciling item.

The following is a reconciliation of net decrease in net assets per the financial statements at December 31, 2010 to Schedule H of the Form 5500:

Net change in net assets per the financial statements	$(689,379)
Adjustment from contract value for interest in fully benefit-responsive investment contracts at December 31, 2010	1,080,301
Adjustment from contract value for interest in fully benefit-responsive investment contracts at December 31, 2009	(570,715)

Net change in net assets per Schedule H of Form 5500	$(179,793)

10. Subsequent Events

On January 1, 2011, the Company began matching the contributions of eligible participants with a minimum of one year of service on a one-for-one basis up to a maximum employer matching contribution per participant of $4,500 or 3.5% of a participant’s compensation as limited by the IRC (maximum matching contribution of $8,575).

On June 30, 2011, the Heidrick & Struggles International, Inc. Stock Fund will be liquidated and will no longer be an investment option under the Plan. The fund was closed in September 2004 to new investments; however, participants were permitted to retain any investment they had in the fund at that time. Participants affected by the fund’s liquidation were so advised and provided an explanation of their rights and options under the Plan, including in certain instances the right to receive an in-kind distribution of Company stock.

HEIDRICK & STRUGGLES, INC.

401 (k) PROFIT SHARING AND RETIREMENT PLAN

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year Ended December 31, 2010

Participant Contributions Transferred Late to Plan	Total That Constitutes Nonexempt Prohibited Transactions
$600 *	$600 *

*	The delinquent participant contributions resulted during an off-cycle payroll processed on February 13, 2009. In July 2010, the Company remitted the delinquent participant contributions and reimbursed the Plan for lost earnings of $208. The Company filed a Form 5330 for 2009 and intends to file a Form 5330 for 2010. The Company filed a Voluntary Fiduciary Correction (VFC) Program application with the U.S. Department of Labor’s Employee Benefits Security Administration (EBSA) in regards to this matter and received a response dated December 20, 2010, which indicated that the Plan’s corrective action was consistent with the requirements of the VFC Program and, as a result, the EBSA would not undertake any civil enforcement action in regards to the matter.

See accompanying Report of Independent Registered Public Accounting Firm.

HEIDRICK & STRUGGLES, INC.

401 (k) PROFIT SHARING AND RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2010

Identity of issuer, borrower, lessor or similar party	Description of investment including, maturity date, rate of interest, collateral, par, or maturity value	Shares/Units	Current value
American Funds	American Funds EuroPacific Growth Fund; R-4 Class	250,102	$10,174,130
Aston Funds	ASTON/TAMRO Small Cap Fund	65,429	1,404,769
The Hartford Mutual Funds	The Hartford MidCap Fund; Y Class	62,078	1,495,466
PIMCO	PIMCO Total Return Fund; Institutional Class	1,126,432	12,221,789
*The Vanguard Group	Vanguard Inflation-Protection Securities Fund; Investor Shares	65,748	854,722
*The Vanguard Group	Vanguard PRIMECAP Fund; Investor Shares	94,183	6,197,220
*The Vanguard Group	Vanguard Prime Money Market Fund	86,137	86,137
*The Vanguard Group	Vanguard Target Retirement 2005 Fund	68,354	801,789
*The Vanguard Group	Vanguard Target Retirement 2015 Fund	269,704	3,349,720
*The Vanguard Group	Vanguard Target Retirement 2025 Fund	343,480	4,334,714
*The Vanguard Group	Vanguard Target Retirement 2035 Fund	461,180	6,036,850
*The Vanguard Group	Vanguard Target Retirement 2045 Fund	172,174	2,324,348
*The Vanguard Group	Vanguard Target Retirement Income Fund	72,943	822,802
*The Vanguard Group	Vanguard Total Stock Market Index Fund; Investor Shares	369,636	11,665,714
*The Vanguard Group	Vanguard Wellington Fund; Investor Shares	311,967	9,702,171
*The Vanguard Group	Vanguard Windsor II Fund; Investor Shares	192,602	4,944,105
*The Vanguard Group	Vanguard Brokerage Option	N/A	8,098,641
*The Vanguard Group	Vanguard Retirement Savings Trust	26,353,752	27,434,053
*Heidrick & Struggles International, Inc.	Heidrick & Struggles International, Inc. Stock Fund	4,772	137,122
*Participant Loans	Interest rates range from 4.25% to 9.25%; remaining maturities range from 1 month to 60 months	N/A	579,411

Total			$112,665,673

*	Represents a party-in-interest to the Plan.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 17, 2011	Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan

	By:	/s/ Adrienne Voltattorni
Director, Global Total Rewards Chair, 401(k) Profit Sharing and Retirement Plan Administrative Committee